July 30, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Picard Medical, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 18, 2025
File No. 333-286295

Ladies and Gentlemen:

This letter sets forth the responses of Picard Medical, Inc. (the “Company”) to comments received in a letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated July 25, 2025, (the “Comment Letter”) with respect to the above referenced Amendment No. 5 to Registration Statement on Form S-1 (the “ Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, via EDGAR, an Amendment No. 6 to Registration Statement on Form S-1 (“Amendment No. 6”), incorporating the Company’s responses to the Staff’s Comment Letter.

For the convenience of the Staff, the Company has included the text of the Staff’s comments in the Comment Letter in bolded text and the Company’s responses thereto.

Amendment No. 5 to Registration Statement on Form S-1 filed on July 18, 2025

Cover Page

1.	We note your revised disclosure on page 51 that Dr. Richard Fang, one of Hunniwell's three managers, will serve as director of Picard following the completion of the initial public offering. You also disclose that Hunniwell will control a majority of the voting power of the company's outstanding common stock after the offering, and disclose on page 112 that Hunniwell will own 54.8% of your common stock immediately after the offering. Please revise your cover page to disclose, as you do on page 51, that Dr. Richard Fang will effectively be able to determine the outcome of all matters requiring shareholder approval. Please also quantify Hunniwell's ownership interest in your company after the offering.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page of Amendment No. 6 to address the Staff’s comment.

Prospectus Summary

The Offering, page 20

2.	We note your revised disclosure on page 21 that the number of shares of common stock outstanding immediately following this offering excludes shares of common stock issued to "the U.S. Unicorn Foundation, Inc. ('Unicorn Foundation') for services and that will vest and expense contemporaneously with the closing of this offering, with a fair value of 0.80 per share and shares of common stock, the equivalent of 3%of the Company equity, to be issued should Unicorn Foundation complete a following-on financing within 12 months of the closing of this offer." We also note your disclosure in the footnotes to the financial statements describing your agreement with U.S. Unicorn. Please revise your summary to discuss the material terms of your advisory agreement with the U.S. Unicorn Foundation, and revise your risk factors to discuss any risks related to this agreement, including any potential dilution to shareholders based on the terms of the agreement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 17 and 50 of Amendment No. 6 to address the Staff’s comment.

Use of Proceeds, page 55

3.	We note your revised disclosure that you intend to use up to $4.05 million of the proceeds from this offering to fund research and development activities of your fully implantable system, general operational expenses, working capital, and other general corporate purposes. Please clarify the portion of the funds you intend to use for research and development, general operational expenses, working capital and general corporate purposes, respectively. Please also tell us why you are reserving up to $6.0 million to satisfy your Senior Secured Notes when you also disclose that the Senior Secured Notes have a total principal plus interest amount of approximately $5.4 million. As a related matter, please revise your disclosure to describe all of the working capital loans for which you are reserving $2.0 million in net proceeds, given that the working capital related party loans discussed on page 55 do not total $2.0 million.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 56 of Amendment No. 6 to address the Staff’s comment. To further clarify, the related party working capital loans plus interest that total $2.0 million are the total of loans under section Certain Relationships and Related Transaction (pages 107-110) numbered 19, 20, 21, 23, 24 and 25. The Senior Secured Notes have been updated to include interest in the Use of Proceeds.

Principal Stockholders, page 112

4.	Please revise to disclose the natural person(s) with voting and dispositive control of Sindex SSI Financing, LLC.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 113 of Amendment No. 6 to address the Staff’s comment.

Exclusive Forum Selection, page 116

5.	We note your disclosure here that your Charter will contain a forum selection provision but that "such forum selection provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction," and that "[t]he Charter also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act." It appears that both Article Eleven of your Form of Proposed Second Amended and Restated Certificate of Incorporation and Section 56 of your Form of Proposed Amended and Restated Bylaws include separate forum selection provisions, but they do not appear to include the Exchange Act and Securities Act provisions noted in this section of the prospectus. Please reconcile your prospectus disclosure with the applicable forum selection provision in your governance documents. Additionally, please clarify if both your Charter and Bylaws will contain forum selection provisions and how the dual provisions would work in the event of any discrepancy between them.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the Form of Proposed Second Amended and Restated Certificate of Incorporation of the Company to include the federal forum selection provisions, and, for clarity’s sake, removed the exclusive forum provisions from the Form of Proposed Amended and Restated Bylaws of the Company, filed as Exhibits 3.5 and 3.6, respectively.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Patrick NJ Schnegelsberg, Chief Executive Officer, Picard Medical, Inc.

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